Mail Stop 3561

June 6, 2008

Via Fax & U.S. Mail

Mr. John Ramsay
Chief Financial Officer
Schwarzwaldallee 215
4058 Basel, Switzerland

> **Re: Syngenta AG**
> **Form 20-F for the year ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 001-15152**

Dear Mr. Ramsay:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the year ended December 31, 2007

Item 5. Operating and Financial Review and Prospects

- Results of Operations 2007 Compared to 2006, page 31
- Operating income, page 35

1. We note your disclosure that operating income increased 77% in 2007 to $1,464 million which included a $50 million non-recurring change of control payment from Delta & Pine Land following their acquisition by Monsanto. Please provide us more details about the nature of this payment and tell us why you believe it was appropriate to record the amount as a component of operating income. Also, please tell us where this amount is reflected in the statement of cash flows.

Audited Financial Statements

Consolidated Income Statement, page F-3

2. We note that your analysis of expenses as presented on the face of the income statement is based on the function of expenses or "cost of sales" method. Please revise future filings to include disclosure of additional information on the nature of expenses, including depreciation and amortization expense and employee benefits expense. See paragraph 93 of IAS 1. In order to provide a comparative analysis, we believe this information should be presented together in one table and reconciled to operating and net income.

3. Please revise future filings to include disclosure of the per share amount of distributions paid to group and minority shareholders either on the face of the income statement or the statement of changes in equity, or in the notes to the financial statements in your reporting currency of US dollars. See paragraph 95 of IAS 1.

Consolidated Balance Sheet, page F-4

4. We note from your presentation on the face of the balance sheet and your disclosure in Note 24 that you disclose the number of issued and outstanding shares. Please revise future filings to also disclose the number of shares authorized. See paragraph 76 of IAS 1.

Note 2. Accounting Policies

– Revenue Recognition, page F-12

5. We note your disclosure in the last paragraph of your disclosure on revenue recognition, that other benefits granted to customers in cash or in kind are classified as marketing and distribution expenses. Please explain to us, and disclose in future filings, the nature of these other benefits and why you believe it is appropriate to record these as marketing and distribution expenses, rather than as reductions of revenue.

6. We note your disclosure that the cost of loyalty schemes which entitle customers to free or discounted third party products or services if they meet conditions linked to purchases of Syngenta products are generally classified as a reduction in revenue and the cost of Syngenta products supplied free of charge to customers is classified as cost of goods sold. Please tell us, and disclose in future filings, the point at which you record the liability and related charge to revenue or cost of sales for these loyalty programs. Also, please identify the caption which includes the liability, if any, for these amounts on your balance sheet as of December 31, 2007.

- Intangible Assets Other Than Goodwill, page F-16

7. We note your disclosure that cost for internally generated assets, such as software, represents direct internal and external design, development, and testing costs incurred to make the asset ready for use in the manner intended by management. Please tell us the nature and amounts of any internally developed intangible assets, other than software, that are included in your balance sheet as of December 31, 2007 or 2006. Also, tell us the nature of the types of costs capitalized as part of the internally developed intangible assets.

8. We note your disclosure that under IFRS 3, in-process research and development (IPR&D) is valued as part of the process of allocating the purchase price in a business combination. For the IPR&D capitalized as part of the 2006 and 2007 acquisitions, please explain to us the nature of the amounts capitalized. Also, please explain how you determined that the amounts met the definition of an intangible asset, how the cost is reliably measurable, and how you determined or calculated the fair value of the asset. See paragraphs 21 and 34 of IAS 38.

Note 7. Restructuring and Impairment, page F-33

9. We note your disclosure that divestment gains of $121 million include $109 million realized from the sale of a major part of the Rosental site in Basel. Please tell us the amount and nature of consideration received from the sale and provide us details of how the gain was calculated or determined.

Note 8. Income Tax Expense, page F-35

10. Please tell us in further detail the nature of the adjustments to current tax expense for prior periods recognized during 2006 which amounted to $101 and that are included as part of that periods current income tax expense. Your response should explain why these amounts were recognized during 2006 when they relate to periods prior to 2006. If the $101 is attributed largely to the matters discussed in the paragraph following the table showing the components of current tax

expense, please revise the discussion provided in future filings to quantify the amounts attributable to each of the matters discussed on page F-35.

Note 12. Inventories, page F-38

11. We note your disclosure that inventories carried at fair value less costs to sell were $553 million as of December 31, 2007. In light of your disclosure in Note 2 that inventories valued at fair value less estimated point of sale costs are biological assets, principally young plants and cuttings in the Seeds flowers business, please explain to us why this amount is significantly higher than the inventory value of biological assets of $25 million as of December 31, 2007. Also, please explain to us why the amount of inventories carried at fair value less costs to sell significantly increased between 2006 and 2007.

Note 16. Deferred Taxes, page F-44

12. We note that in 2007, 2006 and 2005, you have a netting adjustment to reduce your deferred tax assets and liabilities. Please tell us, and disclose in future filings, the nature of this netting adjustment and why you believe it is appropriate to record as a reduction to deferred tax assets and liabilities.

Note 34. Subsequent Events

13. We note from your disclosure on page 24 that on February 9, 2008 the microbial QUANTUM Phytase business was sold to AB Enzymes. Please tell us the nature and terms of this sale including whether you recognized a gain or loss on the sale. Also, in future filings, please disclose transactions such as this sale in the subsequent events note to the financial statements, to the extent the transaction was material.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief